PARTIAL WAIVER OF CONTINGENT DEFERRED SALES CHARGE RIDER

This Rider is a part of the Contract to which it is attached. If not shown below, the Rider Data is shown on the Policy Data Page.

RIDER DATA
BASE POLICY NUMBER
RIDER ISSUE DATE
RIDER EFFECTIVE DATE
RIDER CHARGE

TOTAL OR PARTIAL SURRENDERS MAY BE SUBJECT TO INCOME TAXES AND A 10% TAX PENALTY. YOU SHOULD CONSULT YOUR TAX ADVISOR BEFORE MAKING A SURRENDER.

BENEFITS

We will waive any Contingent Deferred Sales Charge which would otherwise be charged on one surrender of up to 50% of the Contract Value if:

1.
The Owner is involuntarily unemployed;

2.
The unemployed Owner has not yet reached age 65;

3.
The Owner has been unemployed for a continuous period of at least 90 days;

4.
The period of unemployment began at least one year after the Rider Effective Date; and

5.
The Owner submits written proof of unemployment in a form satisfactory to us before the surrender.

The amount surrendered may be any amount that is eligible for surrender. If the amount surrendered exceeds 50% of the Contract Value, we will waive as much of the Contingent Deferred Sales Charge as would otherwise have been charged against a partial surrender of 50% of the Contract Value. If the amount surrendered is less than 50% of the Contract Value, we will waive the Contingent Deferred Sales Charge which would otherwise be charged on the amount surrendered, and no further surrenders will be eligible for waiver of the Contingent Deferred Sales Charge due to unemployment under this Rider.

GENERAL PROVISIONS

The charge for this Rider, as shown in the Rider Data, will be deducted from the Contract Value.

Surrenders will be processed as described in the Contract. Any Contingent Deferred Sales Charge which is not waived by the terms of this Rider will remain in effect.

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All Contract provisions apply to this Rider unless changed by this Rider.